Exhibit 99.1

Baozun Announces Fourth Quarter and Fiscal Year 2017 Unaudited Financial Results

SHANGHAI, CHINA – March 6, 2018 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

Fourth Quarter 2017 Financial Highlights

●	Total net revenues were RMB1,565.4 million (US$[1]240.6 million), an increase of 23.0% year-over-year. Services revenue was RMB782.6 million (US$120.3 million), an increase of 56.0% year-over-year.

●	Income from operations was RMB175.7 million (US$27.0 million), an increase of 179.1% year-over-year.

●	Non-GAAP income from operations[2] was RMB189.9 million (US$29.2 million), an increase of 163.6% year-over-year.

●	Net income attributable to Baozun ordinary shareholders was RMB146.6 million (US$22.5 million), an increase of 139.0% year-over-year.

●	Non-GAAP net income attributable to Baozun ordinary shareholders[3] was RMB160.6 million (US$24.7 million), an increase of 128.0% year-over-year.

●	Basic and diluted net income attributable to Baozun ordinary shareholders per American Depository Share (“ADS[4]”) were RMB2.67 (US$0.41) and RMB2.48 (US$0.38), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB1.20 and RMB1.11, respectively, for the same period of 2016.

●	Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS[5] were RMB2.93 (US$0.45) and RMB2.72 (US$0.42), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB1.38 and RMB1.26, respectively, for the same period of 2016.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.5063 to US$1.00, the noon buying rate in effect on December 29, 2017 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to Baozun ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to Baozun ordinary shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to Baozun ordinary shareholders divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Fourth quarter 2017 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB8,428.9 million, an increase of 75.5 % year-over-year.

●	Distribution GMV[7] was RMB907.7 million, an increase of 1.0% year-over-year.

●	Non-distribution GMV[8] was RMB7,521.2 million, an increase of 92.6% year-over-year.

●	Number of brand partners increased to 152 as of December 31, 2017, from 133 as of December 31, 2016.

●	Number of GMV brand partners increased to 146 as of December 31, 2017, from 122 as of December 31, 2016.

Fiscal Year 2017 Financial Highlights

●	Total net revenues were RMB4,148.8 million (US$637.7 million), an increase of 22.4% year-over-year. Services revenue was RMB1,891.2 million (US$290.7 million), an increase of 55.8% year-over-year.

●	Income from operations was RMB256.3 million (US$39.4 million), an increase of 184.6% year-over-year.

●	Non-GAAP income from operations was RMB315.3 million (US$48.5 million), an increase of 153.8% year-over-year.

●	Net income attributable to Baozun ordinary shareholders was RMB208.9 million (US$32.1 million), an increase of 141.1% year-over-year.

●	Non-GAAP net income attributable to Baozun ordinary shareholders was RMB267.4 million (US$41.1 million), an increase of 121.3% year-over-year.

●	Basic and diluted net income attributable to Baozun ordinary shareholders per ADS were RMB3.87 (US$0.59) and RMB3.56 (US$0.55), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB1.74 and RMB1.59, respectively, for fiscal year 2016.

●	Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS were RMB4.95 (US$0.76) and RMB4.55 (US$0.70), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB2.42 and RMB2.21, respectively, for fiscal year 2016.

Fiscal Year 2017 Operational Highlights

●	Total GMV was RMB19,112.2 million, an increase of 69.7% year-over-year.

●	Distribution GMV was RMB2,620.2 million, an increase of 3.4% year-over-year.

●	Non-distribution GMV was RMB16,492.0 million, an increase of 88.9% year-over-year.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

“We closed out the year with another quarter of outstanding financial and operational results which were primarily driven by growth from our existing online stores, the expansion of our portfolio of brand partners, and the expanding array of innovative technologies we offer our brand partners.” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “We continue to gain growth momentum and are increasingly benefiting from our competitive strengths and ability to rapidly develop and adapt our technology as the market environment changes. We plan to continue investing in technology to further strengthen our leadership position and expand the array of services we are able to offer in order to create greater value for our shareholders.”

Mr. Beck Chen, Chief Financial Officer of Baozun commented, “We delivered another strong quarter of growth with GMV increasing by 75.5% year-over-year. During the fourth quarter, services revenue increased significantly, growing by 56.0% year-over-year, while net income attributable to Baozun ordinary shareholders increased by 139.0% year-over-year, driven primarily by our continuous focus on improving our business model mix and increasing operational efficiency. We remain confident in our strategy and the effectiveness of our operations and services, and expect GMV to grow to over RMB30 billion and total net revenues to increase to over RMB5.1 billion during fiscal year 2018.”

Fourth Quarter 2017 Financial Results

Total net revenues were RMB1,565.4 million (US$240.6 million), an increase of 23.0% from RMB1,272.5 million in the same quarter of last year.

Product sales revenue was RMB782.8 million (US$120.3 million), an increase of 1.5% from RMB771.0 million in the same quarter of last year. The increase was primarily attributable to the increased popularity of brand partners’ products and Baozun’s increasingly effective marketing and promotional campaigns, which were partially offset by a decrease in product sales revenue resulting from the transition of a leading electronics brand partner’s business from the distribution model to the consignment model.

Services revenue was RMB782.6 million (US$120.3 million), an increase of 56.0% from RMB501.5 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model, and in particular, growth in sales of existing brand partners and the addition of new brand partners in the apparel category.

Total operating expenses were RMB1,389.7 million (US$213.6 million), compared with RMB1,209.6 million in the same quarter of last year.

●	Cost of products was RMB630.3 million (US$96.9 million), compared with RMB679.1 million in the same quarter of last year. The decrease was primarily due to the transition of a leading electronics brand partner’s business from the distribution model to the consignment model and an improvement in margin of product sales, which were partially offset by higher costs associated with increased product sales revenue in the home appliances category.

●	Fulfillment expenses were RMB339.5 million (US$52.2 million), compared with RMB227.7 million in the same quarter of last year. The increase was primarily due to increase in GMV contribution from the Company’s consignment model and warehouse rental expenses.

●	Sales and marketing expenses were RMB343.0 million (US$52.7 million), compared with RMB246.9 million in the same quarter of last year. The increase was primarily due to the recruitment of additional online store operational staff and an increase in promotional and marketing expenses associated with Company-operated online stores.

●	Technology and content expenses were RMB44.9 million (US$6.9 million), compared with RMB29.3 million in the same quarter of last year. The increase was primarily due to increased investment in the Company’s Innovation Center and the development of innovative technologies, including recruitment of additional technology-focused staff.

●	General and administrative expenses were RMB33.0 million (US$5.1 million), compared with RMB26.2 million in the same quarter of last year. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Income from operations was RMB175.7 million (US$27.0 million), compared with RMB62.9 million in the same quarter of last year. Operating margin was 11.2%, compared with 4.9% in the same quarter of last year.

Non-GAAP income from operations was RMB189.9 million (US$29.2 million), compared with RMB72.0 million in the same quarter of last year. Non-GAAP operating margin was 12.1%, compared with 5.7% in the same quarter of last year.

Net income attributable to Baozun ordinary shareholders was RMB146.6 million (US$22.5 million), an increase of 139.0% from the same quarter of last year. Basic and diluted net income attributable to Baozun ordinary shareholders per ADS were RMB2.67 (US$0.41) and RMB2.48 (US$0.38), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB1.20 and RMB1.11, respectively, in the same period of 2016.

Non-GAAP net income attributable to Baozun ordinary shareholders was RMB160.6 million (US$24.7 million), an increase of 128.0% from the same quarter last year. Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS were RMB2.93 (US$0.45) and RMB2.72 (US$0.42), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB1.38 and RMB1.26, respectively, in the same period of 2016.

Fiscal Year 2017 Financial Results

Total net revenues were RMB4,148.8 million (US$637.7 million), an increase of 22.4% from RMB3,390.3 million in fiscal year 2016.

Product sales revenue was RMB2,257.6 million (US$347.0 million), an increase of 3.7% from RMB2,176.4 million in fiscal year 2016. The increase was primarily attributable to the increased popularity of brand partners’ products and Baozun’s increasingly effective marketing and promotional campaigns, which were partially offset by a decrease in product sales revenue resulting from the transition of a leading electronics brand partner’s business from the distribution model to the consignment model.

Services revenue was RMB1,891.2 million (US$290.7 million), an increase of 55.8% from RMB1,213.8 million in fiscal year 2016. The increase was primarily attributable to growth in sales of existing brand partners as they expand their online presence and the addition of new brand partners in the apparel category.

Total operating expenses were RMB3,892.5 million (US$598.3 million), compared with RMB 3,300.2 million in fiscal year 2016.

●	Cost of products was RMB1,917.5 million (US$294.7 million), compared with RMB 1,921.9 million in fiscal year 2016, primarily due to the transition of a leading electronics brand partner’s business from the distribution model to the consignment model and an improvement in margin of product sales, which were partially offset by higher costs associated with increased product sales revenue in the home appliances category.

●	Fulfillment expenses were RMB 818.2 million (US$125.8 million), compared with RMB 540.9 million in fiscal year 2016. The increase was primarily due to increases in GMV contribution from the Company’s consignment model, the percentage of total orders fulfilled by a premium delivery service provider, and warehouse rental expenses.

●	Sales and marketing expenses were RMB910.8 million (US$140.0 million), compared with RMB658.8 million in fiscal year 2016. The increase was primarily due to the recruitment of additional online store operational staff for both existing and new brand partner’s stores and promotional and an increase in marketing expenses associated with Company-operated online stores.

●	Technology and content expenses were RMB140.7 million (US$21.6 million), compared with RMB95.6 million in fiscal year 2016. The increase was primarily due to increased investment in the Company’s Innovation Center and the development of innovative technologies, including recruitment of additional technology-focused staff.

●	General and administrative expenses were RMB116.6 million (US$17.9 million), compared with RMB88.3 million in fiscal year 2016. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Income from operations was RMB256.3 million (US$39.4 million), compared with RMB90.1 million in fiscal year 2016. Operating margin was 6.2%, compared with 2.7% last year.

Non-GAAP income from operations was RMB315.3 million (US$48.5 million), compared with RMB124.3 million in fiscal year 2016. Non-GAAP operating margin was 7.6%, compared with 3.7% last year.

Net income attributable to Baozun ordinary shareholders was RMB208.9 million (US$32.1 million), an increase of 141.1% from RMB86.6 million in fiscal year 2016. Basic and diluted net income attributable to Baozun ordinary shareholders per ADS were RMB3.87 (US$0.59) and RMB3.56 (US$0.55), compared with basic and diluted net income Baozun attributable to ordinary shareholders per ADS of RMB1.74 and RMB1.59, for fiscal year 2016.

Non-GAAP net income attributable to Baozun ordinary shareholders was RMB267.4 million (US$41.1 million), an increase of 121.3% from RMB120.8 million in fiscal year 2016. Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS were RMB4.95 (US$0.76) and RMB4.55 (US$0.70), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB2.42 and RMB2.21, respectively, for fiscal year 2016.

As of December 31, 2017, the Company had RMB557.4 million (US$85.7 million) in cash, cash equivalents and short-term investment, a decrease from RMB957.3 million as of December 31, 2016 primarily due to investment in logistics space and competitive technology development and higher accounts receivable.

Business Outlook

The Company expects total net revenues to be between RMB860 million and RMB890 million for the first quarter of 2018.

While the Company is transitioning more of its business from the distribution model towards the non-distribution model, Baozun is providing quarterly guidance on services revenues. The Company expects services revenue to increase by over 50% on a year-over-year basis for the first quarter of 2018.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Tuesday, March 6, 2018 (8:30 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+852 3027 6500
U.S. Toll Free	+1 855-824-5644
Mainland China Toll Free	4008-210637
Hong Kong	3027 6500

Passcode: 37425698#

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, March 13, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+852 3027-6520
U.S. Toll Free	+1 646-982-0473

Passcode: 319284839

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to Baozun ordinary shareholders and non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP net income/(loss) from operations is net income/(loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to Baozun ordinary shareholders is net income (loss) attributable to Baozun ordinary shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS is non-GAAP net income (loss) attributable to Baozun ordinary shareholders divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to Baozun ordinary shareholders and non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS for the period should not be considered in isolation from or as an alternative to net income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to Baozun ordinary shareholders and net income (loss) attributable to Baozun ordinary shareholders per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	917,319	244,809	37,626
Restricted cash	50,832	48,848	7,508
Short-term investment	40,000	312,614	48,048
Accounts receivable, net	624,817	1,082,735	166,414
Inventories	312,071	384,672	59,123
Advances to suppliers	75,727	88,881	13,661
Prepayments and other current assets	108,495	211,992	32,583
Amounts due from related parties	38,772	88,795	13,648
Total current assets	2,168,033	2,463,346	378,611

Non-current assets
Investments in equity investees	33,443	24,268	3,730
Property and equipment, net	100,892	330,924	50,862
Intangible assets, net	26,984	66,150	10,167
Land use right, net	-	44,618	6,858
Goodwill	-	13,158	2,022
Other non-current assets	26,581	18,043	2,773
Deferred tax assets	12,332	15,528	2,387
Total non-current assets	200,232	512,689	78,799

Total assets	2,368,265	2,976,035	457,410

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	-	172,000	26,436
Accounts payable	526,461	583,532	89,688
Notes payable	115,140	48,000	7,378
Income tax payables	15,811	30,420	4,675
Accrued expenses and other current liabilities	138,841	311,936	47,944
Total current liabilities	796,253	1,145,888	176,121

Deferred tax liability	-	3,710	570
Total Non-current liabilities	-	3,710	570

Total liabilities	796,253	1,149,598	176,691

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 146,111,244 and 152,824,659 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	92	95	15
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2016 and 2017, respectively)	8	8	1
Additional paid-in capital	1,761,430	1,823,925	280,332
Accumulated deficit	(233,866)	(25,000)	(3,841)
Accumulated other comprehensive income	44,348	9,995	1,536

Total Baozun Inc. shareholders' equity	1,572,012	1,809,023	278,043

Noncontrolling interests	-	17,414	2,676
Total equity	1,572,012	1,826,437	280,719

Total liabilities and shareholders' equity	2,368,265	2,976,035	457,410

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Product sales	770,962	782,798	120,314	2,176,447	2,257,632	346,992
Services	501,538	782,560	120,277	1,213,828	1,891,176	290,668
Total net revenues	1,272,500	1,565,358	240,591	3,390,275	4,148,808	637,660

Operating expenses (1)
Cost of products	(679,146)	(630,276)	(96,872)	(1,921,856)	(1,917,467)	(294,709)
Fulfillment	(227,701)	(339,530)	(52,185)	(540,857)	(818,173)	(125,751)
Sales and marketing (2)	(246,860)	(343,007)	(52,719)	(658,819)	(910,843)	(139,994)
Technology and content	(29,306)	(44,929)	(6,905)	(95,638)	(140,689)	(21,624)
General and administrative	(26,150)	(33,033)	(5,077)	(88,274)	(116,554)	(17,914)
Other operating income (loss), net	(402)	1,067	164	5,235	11,250	1,729
Total operating expenses	(1,209,565)	(1,389,708)	(213,594)	(3,300,209)	(3,892,476)	(598,263)
Income from operations	62,935	175,650	26,997	90,066	256,332	39,397
Other income (expenses)
Interest income	3,845	3,545	545	11,869	13,350	2,052
Interest expense	-	(3,497)	(537)	-	(4,252)	(654)
Gain on disposal of investment	-	4,664	717	-	5,464	840
Impairment loss of investments	-	(6,227)	(957)	-	(6,227)	(957)
Exchange gain (loss)	640	928	143	320	(21)	(3)
Income before income tax	67,420	175,063	26,908	102,255	264,646	40,675
Income tax expense (3)	(6,784)	(28,586)	(4,394)	(16,831)	(54,251)	(8,338)
Share of loss in equity method investment, net of tax of nil	-	17	3	-	(1,265)	(194)
Net income	60,636	146,494	22,517	85,424	209,130	32,143
Net (income) loss attributable to noncontrolling interests	687	66	10	1,209	(264)	(41)
Net income (loss) attributable to ordinary shareholders of Baozun Inc.	61,323	146,560	22,527	86,633	208,866	32,102

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.40	0.89	0.14	0.58	1.29	0.20
Diluted	0.37	0.83	0.13	0.53	1.19	0.18
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	1.20	2.67	0.41	1.74	3.87	0.59
Diluted	1.11	2.48	0.38	1.59	3.56	0.55
Weighted average shares used in calculating net income per ordinary share
Basic	152,670,367	164,471,581	164,471,581	149,935,100	162,113,815	162,113,815
Diluted	167,379,536	177,081,330	177,081,330	163,926,674	176,115,049	176,115,049

Net income	60,636	146,494	22,517	85,424	209,130	32,143
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	15,344	(10,317)	(1,586)	25,136	(34,353)	(5,280)
Comprehensive income	75,980	136,177	20,931	110,560	174,777	26,863

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended December 31,			For the year ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$

Fulfillment	514	720	111	1,755	2,904	446
Sales and marketing	3,374	5,120	787	13,370	20,363	3,130
Technology and content	2,069	2,818	433	7,875	13,822	2,125
General and administrative	3,156	5,212	801	11,185	21,142	3,249
	9,113	13,870	2,132	34,185	58,231	8,950

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB nil and RMB0.4 million for the three months period ended December 31, 2016 and 2017, respectively. Including amortization of intangible assets resulting from business acquisition, which amounted to RMB nil and RMB0.8 million for the year ended December 31, 2016 and 2017, respectively.

(3) Including income tax benefits of RMB nil and RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended December 31, 2016 and 2017, respectively. Including income tax benefits of RMB nil and RMB0.2 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the year ended December 31, 2016 and 2017, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

		For the three months ended December 31,			For the year ended December 31,
		2016	2017		2016	2017
		RMB	RMB	US$	RMB	RMB	US$

Income from operations		62,935	175,650	26,997	90,066	256,332	39,397
Add:	Share-based compensation expenses	9,113	13,870	2,132	34,185	58,231	8,950
	Amortization of intangible assets resulting from business acquisition	-	391	60	-	782	120
Non-GAAP income from operations		72,048	189,911	29,189	124,251	315,345	48,467

Net income		60,636	146,494	22,517	85,424	209,130	32,143
Add:	Share-based compensation expenses	9,113	13,870	2,132	34,185	58,231	8,950
	Amortization of intangible assets resulting from business acquisition	-	391	60	-	782	120
Less:	Tax effect of amortization of intangible assets resulting from business acquisition	-	(98)	(15)	-	(196)	(30)
Non-GAAP net income		69,749	160,657	24,694	119,609	267,947	41,183

Net income attributable to ordinary shareholders of Baozun Inc.		61,323	146,560	22,527	86,633	208,866	32,102
Add:	Share-based compensation expenses	9,113	13,870	2,132	34,185	58,231	8,950
	Amortization of intangible assets resulting from business acquisition	-	199	31	-	398	61
Less:	Tax effect of amortization of intangible assets resulting from business acquisition	-	(50)	(8)	-	(100)	(15)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.		70,436	160,579	24,682	120,818	267,395	41,098

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic		1.38	2.93	0.45	2.42	4.95	0.76
Diluted		1.26	2.72	0.42	2.21	4.55	0.70
Weighted average shares used in calculating net income per ordinary share
Basic		152,670,367	164,471,581	164,471,581	149,935,100	162,113,815	162,113,815
Diluted		167,379,536	177,081,330	177,081,330	163,926,674	176,115,049	176,115,049